SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GRANITE CITY FOOD & BREWERY LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38724Q 10 7

(CUSIP Number)

Leonard, Street and Deinard, P.A.

Attn: Mark S. Weitz, Esq.

150 South Fifth Street, Suite 2300

Minneapolis, MN 55402

612-335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 38724Q 10 7

1	Name of Reporting Persons DHW Leasing, L.L.C. I.R.S. Identification Nos. of Above Persons (Entities Only) 20-5572557

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,000,000

	8	Shared Voting Power 0

	9	Sole Dispositive Power 28,000,000

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,000,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.4%

14	Type of Reporting Person OO

CUSIP No. 38724Q 10 7

1	Name of Reporting Persons Charles J. Hey I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 126,032

	8	Shared Voting Power 28,000,000(1)

	9	Sole Dispositive Power 126,032

	10	Shared Dispositive Power 28,000,000(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,126,032(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 63.6%

14	Type of Reporting Person IN

(1) Represents or includes 28,000,000 shares held by DHW Leasing, L.L.C. (“DHW Leasing”).  Mr. Hey is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

CUSIP No. 38724Q 10 7

1	Name of Reporting Persons Donald A. Dunham, Jr. I.R.S. Identification Nos. of Above Persons (Entities Only) N/A

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 652,406

	8	Shared Voting Power 28,000,000(2)

	9	Sole Dispositive Power 652,406

	10	Shared Dispositive Power 28,000,000(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,652,406(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 64.8%

14	Type of Reporting Person IN

(2) Represents or includes 28,000,000 shares held by DHW Leasing.  Mr. Dunham is the owner of 50% of the membership interests of DHW Leasing, and as such may be deemed to have shared voting and dispositive power of the shares held by DHW Leasing.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Common Stock”) of Granite City Food & Brewery Ltd., a Minnesota corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 5402 Parkdale Suite 101, Minneapolis, Minnesota 55416.

Item 2.	Identity and Background.

(a) – (c)

This Statement is being filed by DHW Leasing, L.L.C. (“DHW Leasing”), Charles J. Hey and Donald A. Dunham, Jr. (the “Reporting Persons”).

As of the date of this filing, DHW Leasing is the beneficial owner of, in the aggregate, 28,000,000 shares of Common Stock of the Issuer, representing approximately 63.4% of the shares of the Issuer’s Common Stock presently outstanding.

DHW Leasing is a South Dakota limited liability company formed to engage in the business of leasing equipment and other activities related thereto.  The address of the principal business and principal office of DHW Leasing is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Donald A. Dunham, Jr. is the managing member of DHW Leasing.  Mr. Dunham’s principal occupation is Chairman of the Board, Chief Executive Officer and founder of The Dunham Company.  His principal business address is 230 South Phillips Avenue, Suite 202, Sioux Falls, South Dakota 57104-6321.

Charles J. Hey is a member of DHW Leasing.  Mr. Hey is retired and his address is 1 South Pintail Place, Sioux Falls, South Dakota 57105.

(d) – (e)

During the last five years, none of the Reporting Persons nor any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each natural person identified in Item 2 is a citizen of the United States.  DHW Leasing is a South Dakota limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

DHW Leasing acquired its Common Stock of the Issuer in a transaction that closed on October 5, 2009 (the “Closing Date”) pursuant to that certain Debt Conversion Agreement dated September 21, 2009 between the Issuer and DHW Leasing (the “Debt Conversion Agreement”).  Pursuant to the Debt Conversion Agreement, in exchange for (i) the cancellation of all of the Issuer’s indebtedness to DHW Leasing (approximately $15,050,000), (ii) the conveyance by DHW Leasing to the Issuer of all furniture, fixtures and equipment subject to financing lease arrangements between DHW Leasing and the Issuer, and (iii) certain other concessions made by DHW Leasing and its affiliates in favor of the Issuer, the Issuer issued 28,000,000 shares of its Common Stock (the “Shares”) to DHW Leasing. As part of the Debt Conversion Agreement, the Issuer increased the size of its Board of Directors from five to seven persons and granted DHW Leasing the right to designate four of the seven members of the Board of Directors of the Issuer (two existing directors resigned effective upon the Closing Date).  The following four designees of DHW Leasing have been elected to the Board of Directors of the Issuer:  Donald A. Dunham, Jr., Joel A. Longtin, John A. Pesicka and Todd W. Hanson.

Item 4.	Purpose of Transaction.

The acquisition of the Shares by the Reporting Persons described in this Statement was made to obtain and exercise control over the Issuer and for investment purposes. As described above, the Reporting Persons acquired a controlling interest in the Issuer and DHW Leasing has designated four of the seven members of the Board of Directors of the Issuer.

The Reporting Persons may (i) acquire additional shares of Common Stock or other securities of the Issuer in privately negotiated transactions or open market purchases, (ii) sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933 or (iii) engage in any combination of the foregoing.  Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Except as set forth in Item 6, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

Other than as described in this Item 4, none of the Reporting Persons has any current definitive plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that any such persons who are directors of the Issuer, acting solely in their capacity as a director, may at any time or from time to time consider one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; and provided, further, that at any time the Reporting Persons may (i) review or reconsider their position with respect to the Issuer, and the Reporting Persons reserve the right to develop such plans or proposals at any time.

Item 5.	Interest in Securities of the Issuer.

(a)           All information as to percentage ownership of the Issuer’s Common Stock set forth in this Statement is as of the date hereof, based upon the 16,197,849 shares of Common Stock reported by the Issuer to be issued and outstanding as of August 10, 2009 in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2009 plus the 28,000,000 Shares issued to DHW Leasing in connection with the Debt Conversion Agreement (the “Issued and Outstanding Shares”).

DHW Leasing beneficially owns 28,000,000 shares of Common Stock, constituting approximately 63.4% of the Issued and Outstanding Shares.

As an owner of 50% of the membership interests of DHW Leasing, Charles J. Hey may be deemed to have shared voting and dispositive power of the 28,000,000 shares of Common Stock (63.4% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Hey owns warrants to purchase 126,032 shares of Common Stock.

As an owner of 50% of the membership interests of DHW Leasing, Donald A. Dunham, Jr. may be deemed to have shared voting and dispositive power of the 28,000,000 shares of Common Stock (63.4% of the Issued and Outstanding Shares) held by DHW Leasing.  In addition, Mr. Dunham owns 374,586 shares of Common Stock, of which 106,483 shares are purchasable upon exercise of warrants held by Mr. Dunham.  Dunham Capital Management, L.L.C. and Dunham Equity Management, L.L.C., two entities controlled by Mr. Dunham, own warrants to purchase 218,959 and 58,861 shares of Common Stock, respectively.

(b)           DHW Leasing is deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it in paragraph (a) of this Item 5.  Messrs. Hey and Dunham, by reason of their respective 50% ownership of the membership interest of DHW Leasing, have shared authority to vote and dispose of the Shares.

(c)           No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the sixty (60) days preceding the date of this filing.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See the disclosure in Item 3 regarding the Debt Conversion Agreement between DHW Leasing and the Issuer. As further consideration for the issuance of the Shares, DHW Leasing granted the Issuer a repurchase right.  During the first year following the Closing Date, if the average bid price of the Issuer’s Common Stock exceeds $0.714 per share for any period of 20 consecutive trading days, the Issuer has the right to repurchase for $0.001 per share, on a one-time basis, up to a maximum of such number of the Shares as would enable DHW Leasing to retain (assuming no sales of Shares by DHW Leasing during such one year period) Shares having a market value of $20,000,000 following such repurchase.  Pursuant to the Debt

Conversion Agreement, DHW Leasing agreed that (i) it will not sell or dispose of any of the Shares for the period from the Closing Date through January 31, 2010; and (ii) for a period of one year following the Closing Date, it will not sell, transfer or assign, or contract to sell, transfer or assign, by operation of law or otherwise, more than 6,500,000 of the Shares.

For a period of two years following the Closing Date, DHW Leasing will have the right to participate in private placements of the Issuer’s equity (on the same terms as other investors) so that DHW Leasing may maintain its then percentage ownership of the Issuer’s common stock.

In addition, DHW Leasing and Issuer entered into a Registration Rights Agreement dated October 5, 2009 pursuant to which the Issuer has agreed to file one or more registration statements with the Securities and Exchange Commission registering the Shares for resale pursuant to the Securities Act of 1933, as amended.

DHW Leasing has entered into a separate Stock Pledge Agreement with each of Great Western Bank, CorTrust Bank and Dacotah Bank (collectively, the “Lenders”), each dated October 5, 2009, pursuant to which DHW Leasing pledged 17,500,000 of the Shares to Great Western Bank, 7,000,000 of the Shares to CorTrust Bank and 3,500,000 of the Shares to Dacotah Bank as collateral under its loan arrangements with the Lenders.  Upon a default under such loan arrangements by DHW Leasing, the Lenders may exercise control over their respective portion of the Shares, including exercising the right to vote and/or dispose of such portion of the Shares.  Each Lender has acknowledged and agreed that the pledged Shares are subject to the Issuer’s repurchase right described above.

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement, dated as of October 5, 2009, by and among the Reporting Persons.

Exhibit B:	Power of Attorney for the Reporting Persons dated as of October 5, 2009.

Exhibit C:	Debt Conversion Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of September 21, 2009.(3)

Exhibit D:	Registration Rights Agreement by and between DHW Leasing, L.L.C. and Granite City Food & Brewery Ltd. dated as of October 5, 2009.

Exhibit E:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Great Western Bank dated as of October 5, 2009.

Exhibit F:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and CorTrust Bank dated as of October 5, 2009.

Exhibit G:	Stock Pledge Agreement by and between DHW Leasing, L.L.C. and Dacotah Bank dated as of October 5, 2009.

(3) Incorporated by reference from Exhibit 10.1 of Granite City Food & Brewery Ltd. Form 8-K filed on September 22, 2009.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 5, 2009

DHW LEASING, L.L.C.

/s/ Donald A. Dunham, Jr.
Donald A. Dunham, Jr., Managing Member

/s/ Donald A. Dunham, Jr.
Donald A. Dunham, Jr.

/s/ Charles J. Hey
Charles J. Hey